SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ELECTRONIC DATA SYSTEMS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285661104

(CUSIP Number of Class of Securities)

5400 Legacy Drive

Plano, Texas 75024-3105

(972) 604-6000

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

D. Gilbert Friedlander

Senior Vice President, General Counsel and Secretary

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas 75024-3105

(972) 604-6000

Transaction valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12.    EXHIBITS.

(a)(i)	Preliminary Proxy Statement for Annual Meeting of Shareholders (incorporated by reference to our Schedule 14A, filed with the Securities and Exchange Commission on February 18, 2003).

(a)(ii)	“InfoCentre Story for February 18, 2003”—Information memorandum on the Electronic Data Systems Corporation intranet website.

(a)(iii)	“Questions and Answers About EDS’ Stock Option Exchange Program” – Q&A memorandum on the Electronic Data Systems Corporation intranet website.

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Preliminary Proxy Statement for Annual Meeting of Shareholders (incorporated by reference to our Schedule 14A, filed with the Securities and Exchange Commission on February 18, 2003).

(a)(ii)	“InfoCentre Story for February 18, 2003”—Information memorandum on the Electronic Data Systems Corporation intranet website.

(a)(iii)	“Questions and Answers About EDS’ Stock Option Exchange Program” – Q&A memorandum on the Electronic Data Systems Corporation intranet website.